**PRESS RELEASE**

**SILVER ELEPHANT MINING CORP. FILES EARLY WARNING REPORT IN
RESPECT OF VICTORY NICKEL INC.**

**FOR IMMEDIATE RELEASE**

**VANCOUVER, British Columbia & Toronto, Ontario – FEBRUARY 9, 2021 – Silver Elephant Mining Corp.** ("**ELEF**") today announced that ELEF has filed an early warning report under National Instrument 62-103 - *The Early Warning System And Related Take-Over Bid And Insider Reporting Issues* ("**NI 62-103**") in connection with its acquisition (the "**Acquisition**") of 40,000,000 common shares ("**Shares**") of Victory Nickel Inc. ("**VN**").

On January 21, 2021, ELEF and VN entered into an asset purchase agreement (the "**APA**") whereby, among other things, ELEF agreed to subscribe for and purchase, on a private placement basis, 40,000,000 Shares at a deemed price of $0.025 per Share for aggregate consideration of $1,000,000 concurrent with the closing of the asset purchase under the APA, all of which occurred on February 8, 2021.

Immediately prior to the Acquisition, ELEF held no securities in VN. Immediately following the Acquisition, ELEF held 40,000,000 Shares which represents approximately 29.0% of the issued and outstanding Shares on a non-diluted basis. All 40,000,000 Shares are held directly by ELEF and no joint actor of ELEF holds any securities of VN.

ELEF acquired Shares for investment purposes. ELEF intends to evaluate its investment in VN and to increase or decrease its shareholdings from time to time as it may deem appropriate.

ELEF and VN have entered into a voting trust agreement in respect of the Shares acquired by ELEF whereby ELEF has agreed it shall either vote the Shares held by ELEF in accordance with the direction of VN or shall abstain from voting such Shares.

An early warning report will be filed by ELEF in accordance with applicable securities laws and will be available on SEDAR under the VN's profile at www.sedar.com or may be obtained directly from the ELEF upon request at the telephone number below. The head office of VN is located at 80 Richmond Street West, Suite 1802, Toronto, Ontario M5H 2A4 and the Shares are traded on the Canadian Securities Exchange. The head office of ELEF is located at Suite 1610 - 409 Granville Street, Vancouver, British Columbia V6C 1T2. There are no joint actors in connection with the Acquisition.

Contact Information:
**John Lee, Chief Executive Officer, Silver Elephant Mining Corp.**
**604 569-3661**
**jlee@silverelef.com**